Form 6-K

US SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: MARCH  2005

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    _

Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    X

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRO-CANADA

Date: March 23, 2005	s/ Hugh L. Hooker
Name:	Hugh L. Hooker
Title:	Associate General Counsel and Corporate Secretary

Exhibit Index

Exhibit

Description of Exhibit

1

News Release -  Petro-Canada Acquires Interest in Coastal Petrochemical L. P.

Exhibit 1

For immediate release

March 23, 2005

Petro-Canada Acquires Interest in Coastal Petrochemical L. P.

….

Entry into New Market Segment Builds on Strategy

 to Deliver Growth and Profitability

Montreal – Petro-Canada announced today that it has acquired an interest in Coastal Petrochemical, a limited partnership between La Société générale de financement du Quebec and an indirect subsidiary of El Paso Corporation, whose stake Petro-Canada is purchasing for approximately $34 million CAD plus associated working capital and post closing adjustments.  Petro-Canada will hold 51% of the limited partnership.  La Société générale de financement du Quebec owns the remaining 49% interest.

The Coastal Petrochemical facility, located in Montreal, Québec, primarily produces paraxylene, which is used to manufacture polyester and plastic bottles.  Petro-Canada currently supplies mixed xylenes to the Coastal Petrochemical plant from its nearby Montreal refinery and will derive economic benefit from this acquisition by pursuing business opportunities between the two facilities and extending its expertise in the petroleum business to the Limited Partnership.

“The acquisition of El Paso’s interest in Coastal Petrochemical fits with our objective of building on profitable growth,” said Boris Jackman, Executive Vice President Downstream. “It is a highly complementary investment that takes advantage of our existing capabilities, allows for entry into a related market and provides Petro-Canada the ability to capture more of the petrochemical value chain.”

This equity stake is the latest in a series of recent investments and announcements by Petro-Canada in the province of Québec, including a $380 million investment to enhance the Montreal refinery, and plans to develop a liquefied natural gas (LNG) facility in Gros Cacouna, Québec, in partnership with TransCanada Corp.

“We are very pleased to welcome Petro-Canada as our partner in Coastal Petrochemical,” said Luc Séguin, SGF Vice President, Chemicals and Petrochemicals.  “Petro-Canada is a highly respected and capable company with a history of safe and reliable operations in the east Montreal community.”

Coastal Petrochemical will continue to operate as a stand-alone entity through the limited partnership.  Petro-Canada and La Société générale de financement du Quebec will have equal representation on the limited partnership’s Board of Directors and Operating Committee.  The sale is effective immediately.

Petro-Canada is one of Canada’s largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally.  Our common shares trade on the Toronto Stock Exchange under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

The mission of the Société générale de financement du Québec (SGF), as an industrial and financial holding company, is to carry out economic development projects, especially in the industrial sector, in cooperation with partners and in accordance with accepted requirements for profitability that comply with the economic development policy of the Government of Québec. (www.sgfqc.com)

For more information, please contact:

Media and General Inquiries: Investor and Analyst Inquiries:
Andrew Pelletier Gordon Ritchie
Corporate Communications Investor Relations
(514) 650-4111 (403) 296-7691
E-mail: pelletie@petro-canada.ca E-mail: investor@petro-canada.ca

Internet site:  www.petro-canada.ca

(publié également en français)

Legal Notice – forward looking information

This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include but are not limited to the expected closing date of the offering. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission ("SEC").

Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.